Mosaic ATS, LLC

Form ATS-N/CA: Correcting Amendment (Rule 304(a)(2)(i)(C))

Exhibit 3: Document Marked to Indicate Changes

SEC File No. 013-00210 | CIK 0002065275

Amending Form ATS-N/UA, Accession No. 0002065275-26-000002, filed March 26, 2026

Additions are shown in **blue bold underline**; deletions are shown in ~~red strikethrough~~. In accordance with Part I, Item 10 of Form ATS-N, only Items that are changing are included.

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6: Activities of Service Providers

Item 6(b)

Response: Yes (unchanged)

Explanation:

As indicated in Part II Item 7.a, MOAT has entered into an Expense Sharing Agreement ("ESA") with MP for the use of Shared Employees and ATS trading technology. In addition, MOAT has entered into agreements with the following technology vendors who each support the services and functionalities of the ATS:

MOAT has entered into an agreement with Instinet, LLC ("Instinet") to provide the clearance and settlement services described in Part III Item 22.

As described in Part III Item 7.a., the data center used by the ATS is provided by Equinix, Inc. ("Equinix"). Specifically, Equinix operates the NY3 ("NY3") in Secaucus, N.J., where the ATS matching engine is located and Subscribers connect to the ATS.

MOAT has entered into an agreement with S3 Matching Technologies LP ("S3") to provide the Rule 605 and Consolidated Audit Trail ("CAT") reporting and surveillance services described in Part II Item 7.d.

KX Systems, Inc. ("KX") is a technology company that licenses software to MP, which provides order and execution data and analytics solutions for MOAT pursuant to the ESA. KX offers MOAT related support, training, and consulting services, as described in Part II Item 7.d.

As further described in Part III Item 21, MOAT has engaged Nasdaq, Inc. ("Nasdaq") as its trade reporting facility ("TRF"). Nasdaq's execution platform supported by Operations and Compliance Network, LLC (a/k/a "Ocean") also provides Mosaic ATS's infrastructure and support services for the following Item numbers in Part III, subject to the direction and oversight of MOAT as the broker-dealer operator of the ATS:

Item 5 - Financial Information eXchange ("FIX") connectivity to Subscribers.
Items 10, 17, and 20 - The technical process of opening and closing of the ATS for regular hours, and in the event a system stoppage is triggered (e.g., for a regulatory trading halt, a triggered market-wide circuit breaker, or for an internal reason).
Item 11 - Daily management of the ATS, including all the hardware and systems required for the operation of the ATS.
Item 15 - Display (limited to a Conditional Order ("CO") invite, as described in Part III Item 9).

~~Item 18 - Trading outside of regular trading hours.~~
Item 21 - Trade reporting (via an outsourcing arrangement with S3, discussed below in Part II Item 7.d.).
Item 23 - Market data feed handler software that enables the ATS to consume market data.

Mosaic ATS also utilizes Nasdaq's Trade Surveillance & Market Abuse Software ("SMARTS") surveillance system to monitor Subscriber trading activity for potential rule violations and market abuse.

MOAT performs risk-based reviews of its third-party vendor relationships at the time of engagement, and periodically thereafter. The initial reviews include consideration of the service levels to be performed, potential strategic risk, and the security and confidentiality controls of the vendors. During these periodic reviews, Registered Principals (i.e., Series 24 licensed individuals) of MOAT review the security and confidentiality controls of MOAT's critical vendors.

The following Item numbers do not apply to MOAT:

Item 6 - Co-location.
Item 12 - Liquidity providers.
Item 16 - Routing.
Item 24 - Order display and execution access.
Item 25 - Fair access.

Part III: Manner of Operations

Item 7: Order Types and Attributes

Item 7(a)

Response:

ORDER CLASSIFICATIONS / LEVELS:

Mosaic ATS classifies orders (i.e., 'Investor' or 'Risk Provider' orders) submitted to the ATS based on workflow attestations and corresponding certification of such classifications, as provided by Subscribers during the onboarding process. Mosaic ATS then independently evaluates Subscriber orders for trading compatibility with potential counterparties through its proprietary scoring and rating system called Market Execution Rating for Informed Trading ("MERIT").

The Mosaic ATS order book is organized into three interaction segments (i.e., 'Level 1', 'Level 2', and 'Level 3'), based upon the classifications of the Subscriber orders. Subscribers cannot opt-in or opt-out of the assigned segments.

Please refer to Part III Item 13.a. for detailed descriptions of the Subscriber classifications and order interaction segments.

ORDER TYPES:

Mosaic ATS accepts Firm and Conditional orders. All orders entered into the ATS are non-displayed, and pegged to the midpoint of the current constructed National Best Bid and Offer ("NBBO") provided by Ocean (the "Constructed NBBO"). Mosaic ATS accepts midpoint-pegged orders with or without a limit price.

For a Firm or Conditional order with a specified limit price, Mosaic ATS uses the more conservative of the limit price and midpoint of the current Constructed NBBO when determining trade eligibility. Market orders are executed at the midpoint of the current Constructed NBBO.

ORDER PARAMETERS:

For Firm orders, the ATS requires the following order parameters:

* Side, Symbol, Order Quantity, Price, Order Type, Order Capacity, Execution Instruction, Handling Instruction, Locate Required, Locate Broker, and Subscriber ID.?

* Furthermore, for Subscriber orders classified as Investor, the ATS requires the following order parameters: User Urgency (as defined below), and DMA or Directed.
* Contra Category (as defined below) is a native and optional parameter, but is not required.

For Conditional orders, the ATS requires the following order parameters:

* Side, Symbol, Order Quantity, Price, Order Type, Order Capacity, Execution Instruction, Handling Instruction, Locate Required, Locate Broker, Subscriber ID, and a field specifying that the order is a Conditional Order.
* Furthermore, for Subscriber orders classified as Investor, the ATS requires the following order parameters: 'User Urgency' (as defined below) and 'DMA or Directed'.
* 'Contra Category' (as defined below) is a native and optional parameter, but is not required.

Below are detailed descriptions of the two order parameters native to the Mosaic ATS, both of which are only applicable to Subscriber orders classified as Investor:

1. User Urgency is a mapped value based on a calculation of expected "participation rate" for the parent order a Subscriber is executing in the broader market. Participation rate is based on the parent order quantity received by the Subscriber (i.e., the 'numerator') compared to the Subscriber's expected broader market volume in the symbol over the Subscriber's expected duration of the parent order (i.e., the 'denominator'). User Urgency is a required order parameter native to the Mosaic ATS that Subscribers must supply for orders the ATS has classified as Investor. User Urgency must be supplied on an order-by-order basis, in accordance with the ATS's FIX Specifications. Specifically, upon order entry, Subscribers must supply one of the following three values for User Urgency: 'Low', 'Medium', or 'High'. The value of 'Low' maps to an expected participation rate of less than 5%. The value of 'Medium' maps to an expected participation rate between 5 and 15%. The value of 'High' maps to an expected participation rate greater than 15%.
2. To illustrate, if a Subscriber calculates an expected participation rate of above 15%, the Subscriber must supply a User Urgency value of 'High'.
3. Contra Category allows a Subscriber, on an order-by-order basis, to restrict interaction with orders from counterparties that have a relatively higher User Urgency that has been verified by MERIT. In accordance with the ATS's FIX Specifications, upon order entry, a Subscriber can provide one of the following three values for Contra Category: 'a', 'b', or 'c'.

'a' - The Subscriber order can only interact with Subscriber orders from counterparties with an identical or relatively lower User Urgency (e.g., Low versus Low), that has been verified by MERIT.
'b' - The Subscriber order can only interact with Subscriber orders from counterparties that have an identical User Urgency, relatively lower User Urgency, or one User Urgency relatively higher (e.g., Low versus Medium), all of which have been verified by MERIT.
'c' - The Subscriber order does not restrict interaction with Subscriber orders from counterparties.

Contra Category is an optional order parameter for the Level 1 interaction segment. If Contra Category is not provided on an order entered by a Subscriber, the Contra Category will be defaulted as 'a', in accordance with the ATS's FIX Specifications.

REQUIRED ORDER INPUT:

For orders classified as Investor, the ATS requires an input in a native FIX field, 'Order Life' on an order-by-order basis for MERIT scoring purposes. Order Life represents the completion percentage of the parent order quantity the Subscriber is executing in the broader market, and completion percentage is based on or calculated as the executed quantity of the parent order the Subscriber is executing in the broader market (i.e., the 'numerator') versus parent order quantity (i.e., the 'denominator'). Specifically, upon order entry and in accordance with the ATS's FIX specifications, Subscribers must supply one of the following two values: '1' or '2' on an order-by-order basis. A value of '1' maps to a completion percentage of 50 or less. A value of '2' maps to a completion percentage of greater than 50. To illustrate, if the Subscriber calculates a completion percentage of 62%, the Subscriber would supply a value of '2. Order Life is used as a factor in MERIT scoring for Investor workflows in the Level 1 and Level 2 Trade segments. Order Life is only applicable to Subscriber orders classified as Investor for Firm orders, Conditional orders, and order amendments.

ORDER PRIORITY:

Please refer to Part III Items 11.c. and 13.a. for description of the ATS's trade priority criteria.

TIME IN FORCE:

Mosaic ATS supports "DAY" and "Immediate or Cancel" ("IOC") time-in-force ("TIF") instructions. Either TIF designation is valid for Firm orders. COs must be sent with a TIF of DAY~~, while~~**.** Firm Up orders must **also** be sent with a TIF of ~~either~~ DAY~~ or IOC~~. Please refer to Part III Item 9.a. for additional details.

After satisfying their "Minimum Resting Interval" ("MRI"), IOC orders are available to match with eligible resting DAY contra-side orders. Mosaic ATS then immediately cancels back the balance (see, Part III Item 11.c. for details on MRI). IOC orders do not interact

with other IOC orders or COs.

Firm Up orders remain on the ATS's order book until executed, but never live beyond the Conditional Timer period described in Part III Item 9.a.

DAY orders remain on the ATS's order book until: (i) the market closes; (ii) the full quantity is executed; or (iii) the order is canceled.

ORDER TYPES DESIGNED TO NOT REMOVE LIQUIDITY:

Mosaic ATS does not offer any such order types.

ROUTING TO OTHER MARKET CENTERS:

Mosaic ATS does not route any orders to other market centers.

ORDER AMENDMENTS:

Subscribers may amend open orders on the ATS if received by the ATS before a match involving that order occurs. Order amendments are processed in the order they are received by the ATS. Match priority for orders classified as Investors or Risk Provider can be affected dependent upon the new order parameter value (i.e., size, price) supplied by the Subscriber. These changes in order values may impact the priority hierarchy in a given interaction segment. For orders classified as Investor, amendments to the order parameters User Urgency or Contra Category can affect matching priority within a Level 1 or Level 2 Trade segment. For orders classified as Risk Providers, an amendment to the parameter 'Order Quantity' can affect matching priority within a Level 2 Trade segment. Please refer to Part III Item 13.a. for additional information on segmentation.

Specific to time priority, Mosaic ATS maintains an order's time priority when a Subscriber modifies the order to reduce order quantity; however, when amending any other value on the order, time priority is not preserved. Please refer to Part III Section 13.c. for additional match priority rules.

OPEN ORDERS:

All open orders are canceled at the end of the trading day.

ORDER CANCELLATIONS:

Subscribers may cancel open orders at any time, as long as the cancellation requests are received by the ATS before the orders are matched. Cancellations remove any remaining open quantities associated with the orders.

ORDER REJECTS:

In accordance with the FIX protocol, Firm orders and COs submitted to the ATS may be rejected or canceled by the ATS for a variety of reasons, including incomplete order instructions or invalid parameters provided by Subscribers. Orders priced below $1.00 per share, if priced in an increment of less than $.0001, are also rejected. For each "Reject" or "Unsolicited Cancel" event, the ATS sends a message to the Subscriber containing a Reason Code denoting the basis for the action. The Mosaic ATS FIX Specification, which is provided to Subscribers during the onboarding phase, details all applicable cancel and reject messages, their definitions, and the corresponding Reason Codes.

Part III: Manner of Operations

Item 9: Conditional Orders and Indications of Interest

Item 9(a)

Response: Yes (unchanged)

Explanation:

A CO represents an intent to trade and cannot be modified from a CO to a Firm order (or vice versa). A Subscriber could cancel a CO and subsequently send a new Firm order (or vice versa) to the Mosaic ATS. Subscribers can send COs via FIX connection; however, only COs with a TIF of "DAY" are accepted by Mosaic ATS.

As noted in Part III Item 7.a., for Conditional orders, the ATS requires the following order parameters:

* Side, Symbol, Order Quantity, Price, Order Type, Order Capacity, Execution Instruction, Handling Instruction, Locate Required, Locate Broker, Subscriber ID and a field specifying that the order is a Conditional Order.
* Furthermore, for Subscriber workflows classified as Investor, the ATS requires order parameters of User Urgency and DMA or Directed.
* Contra Category is a native and optional order parameter, but is not required.

COs are never matched. Instead, if eligible counterparties are found, the COs trigger "Invites" to be sent by the Mosaic ATS to the Subscribers that submitted the COs. Invites are not triggered by contra-side orders with a TIF of IOC.

Invites are sent only after the Mosaic ATS's trade eligibility criteria, which is detailed in Part III Item 11.c., is satisfied. Trade eligibility criterion is identical between a CO and a Firm order. An Invite establishes a unique 'Invite ID' for the Subscriber involved. An Invite does not indicate the available quantity from the potential counterparty. An Invite entails a FIX protocol message of Unsolicited Cancel message back to the originating CO. Subsequent to the Unsolicited Cancel, the original CO does not remain on the order book.

Subscribers may respond to Invites with Firm Up orders, but are not obligated to do so. If submitted, Firm Up orders must contain the Invite ID from the original Invite, or they will be rejected. **Only** Firm Up orders with a TIF of ~~either~~ DAY ~~or IOC~~ are accepted. Only Firm Up orders with limit prices that are identical to or more aggressive than the initial COs are accepted. Firm Up orders with Minimum Executable Quantities ("MinQty") (as defined in Part III Item 11.c.) that are identical or smaller than the initial COs are also accepted.

For Firm Up orders, the ATS requires all of the aforementioned required order parameters of the originating CO, as well as parameters specifying that the order is a Firm Up order and an Invite ID. Furthermore, for Subscriber workflows classified as Investor, the ATS also requires additional order parameters of User Urgency and DMA or Directed.

A Firm Up order must be received by Mosaic ATS within fifty (50) milliseconds of when the ATS sent the Invite to the Subscriber. This is the ATS's "Conditional Timer". Firm Up orders received after a Conditional Timer elapses are automatically rejected by the ATS. Likewise, any Firm Up orders that remain unexecuted or partially executed following expiration of the Conditional Timer are automatically canceled by the ATS. Firm Ups are also rejected if the following fields do not match the original CO: side, symbol, User Urgency, Contra Category, Subscriber ID, and Sub-Customer (i.e., a Subscriber's customer).

Subscribers sending Firm orders are eligible to interact with COs by default, but can opt-out of this behavior on an order-by-order basis. Subscribers can also opt out of this behavior at the workflow level by contacting a Registered Representative of MOAT. Firm orders that have opted out of interacting with COs can still match with Firm Up orders.

When COs match with Firm orders that have not opted out of interacting with COs, during the time interval between the Invites being sent and Firm Up orders being received, the Firm orders can potentially interact with other incoming contra-side Firm orders if they are at equivalent or better priority than the COs across the Mosaic ATS matching priority hierarchy (as described in Part III Item 11.c.). In these scenarios, the ATS does not allow the Firm orders to match with the contra-side orders that have lower priority than the COs that are in the process of firming up. However, Mosaic ATS permits cancellations or modifications of the Firm orders that triggered the CO Invite. If the Firm Up orders do not arrive by the time defined by the Conditional Timer, the aforementioned Firm orders can proceed to match against any eligible contra-side orders.

In the same scenario of COs interacting with Firm orders, once Firm Up orders enter Mosaic ATS's order book, they are eligible to match with all active, eligible contra-side ~~Firm Up~~ orders, including, but not limited to, the orders that created the Invites, based upon ATS match eligibility and priority rules.

If two COs interact and both Subscribers respond with Firm Up orders within the Conditional Timer, they will match. If one of the two Firm Up orders is partially executed following the match, it may continue to match against any eligible orders on the ATS's order book until the Conditional Timer expires. If only one of the two COs responds with a Firm Up order, the Firm Up order can match against all orders on the ATS order book that satisfy trade eligibility.

Upon a match of a Firm Up order originated by a CO, the Subscribers receive standard execution reports with tags confirming that their related orders were CO Firm Up orders. The execution reports relay no information about the order instructions or details of the counterparties.

In addition to the foregoing, Subscribers that (i) attest to being classified as Risk Providers; (ii) certify their workflow to the Risk Provider classification; and (iii) attest to their workflow as being market making activity, are not eligible to submit COs to the Mosaic ATS for those designated workflows. The Subscribers are not, however, prohibited from interacting with COs. Please refer to Part III Item 13.a. for additional information on Risk Provider orders.

Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

Item 11(c)

Response:

Every Firm and Conditional order entered into the Mosaic ATS is subject to a symbol- and order-specific Minimum Resting Interval (MRI) before being available to match. The MRI does not apply to order cancellations or Firm Ups from COs; however, all order modifications are subject to the MRI, with the exception of reductions in order quantity.

Mosaic ATS establishes an MRI range in microseconds for every symbol on a daily basis, based on expected market data latency. The MRI for any individual order will not exceed one (1) millisecond. Subscriber orders will not exceed the top of an MRI range nor fall below the bottom of an MRI range. Within the MRI range established for every symbol, an MRI will be randomized for every order. Following the expiration of the MRI, a Subscriber order is available to match on the ATS.

A Subscriber order entered into the Mosaic ATS is classified as either an Investor or Risk Provider order based on the workflow attestation and certification during onboarding. As described in Part III Item 13.a., a Subscriber order classified as Investor is available to match in both Level 1 Trade and Level 2 Trade segments, and a Subscriber order classified as Risk Provider is available to match in both Level 2 Trade and a Level 3 Trade segments.

Subscriber orders need to satisfy trade eligibility criteria in at least one of the three interaction segments in order to receive a match on the Mosaic ATS.

TRADE ELIGIBILITY AND PRIORITY:

Subscriber orders must meet trade eligibility criteria for Level 1 Trades, Level 2 Trades, and Level 3 Trades within the Mosaic ATS. This trade eligibility is determined by (i) attributable order information supplied to the ATS by Subscribers; and (ii) application of MERIT scoring and rating.

MERIT Scoring

Mosaic ATS utilizes the MERIT scoring model to independently measure and evaluate Subscriber orders for trade eligibility and priority in Level 1 Trades, Level 2 Trades, and Level 3 Trades. MERIT scoring is updated daily and uniformly applied across all Subscriber workflows in the same classification and same interaction segment (e.g., scoring is consistent across all Subscriber workflows classified as Investor in Level 1). The MERIT scoring model evaluates reasonably expected price effects of a Subscriber order on potential counterparties in a given interaction segment.

The MERIT scoring model calculates a numeric value for each unique Subscriber workflow based on aggregate historical order data associated with that workflow, including attributable order information such as the Subscriber's MPID and other required order inputs and parameters supplied by the Subscriber. The MERIT score for each Subscriber workflow is updated daily before each trading session, based on the historical order data gathered. MERIT's scoring model considers and applies weightings to both quantitative and qualitative factors (the "Scoring Factors".) The qualitative Scoring Factors include required order inputs and order parameters submitted by the Subscriber (i.e., Side, Symbol, Order Quantity, Order Type, Order Capacity, User Urgency, Contra Category, Order Life), as discussed in detail in Part III, Item 7. The quantitative Scoring Factors include metrics that evaluate the price movement of each execution for a Subscriber workflow versus the benchmarks of (i) the midpoint price of the Constructed NBBO at various points in time; (ii) the volume weighted average price at various points in time; and (iii) the closing price in conjunction with the aforementioned qualitative Scoring Factors submitted by the Subscriber.

The MERIT scoring model applies a default numeric value when onboarding new Subscribers that lack sufficient historical order data. Default values are uniformly applied within the scoring model to all Subscriber workflows with the same classification and interaction segments (e.g., all newly onboarded Subscriber workflows classified as Investor in Level 1 receive the same default values).

MERIT Rating

MERIT establishes scoring thresholds for ratings across the following Subscriber classification and interaction segments: (i) Subscriber workflows classified as Investor in Level 1 Trades (i.e., MERIT rating of User Urgency 'Low', 'Medium', or 'High'); (ii) Subscriber workflows classified as Investor in Level 2 Trades (i.e., MERIT rating of 'Eligible' or 'Ineligible'); (iii) Subscriber workflows classified as Risk Provider in Level 2 Trades (i.e., MERIT rating of 'Eligible', 'Top Tier Eligible', or 'Ineligible'); and (iv) Subscriber workflows classified as Risk Provider in Level 3 Trades (i.e., MERIT rating of 'Eligible', 'Top Tier Eligible', or 'Ineligible'). The Subscriber workflow score will be compared to a threshold or multiple thresholds to determine the MERIT rating.

Upon a Subscriber entering an order, Mosaic ATS references the Subscriber MERIT rating specific to the Subscriber workflow to determine trade eligibility for the Subscriber order. Below is an overview of trade eligibility within each interaction segment (please refer to Part III Item 13.a. for additional information on segmentation):

* For a Level 1 Trade, the User Urgency value supplied for a Subscriber order classified as Investor is subject to verification by MERIT in determining trade eligibility.
* For a Level 2 Trade, the MERIT rating is used for a Subscriber order classified as Investor and a Subscriber order classified as Risk Provider. The Subscriber order classified as Investor requires a MERIT score that exceeds the established scoring threshold to be rated as eligible for a Level 2 Trade. The Subscriber order classified as Risk Provider requires a MERIT score that exceeds the established scoring threshold to be rated as eligible for a Level 2 Trade.
* For a Level 3 Trade, the MERIT rating is used for a Subscriber order classified as Risk Provider. A Subscriber order classified as Risk Provider requires a MERIT score that exceeds the established MERIT scoring threshold to be rated as eligible for a Level 3 Trade.

MOAT reviews, typically monthly, the MERIT scoring thresholds for ratings used for trade eligibility and priority across Level 1, Level 2, and Level 3 Trades. Upon review of historical aggregate data across all Subscribers, MOAT may determine to uniformly change the scoring threshold of the MERIT rating for a particular Subscriber classification in a specific interaction segment.

MOAT will make reasonable efforts to provide its Subscribers with monthly updates on the MERIT scores and ratings attributable to their order data.

To prevent reverse engineering and to protect the quality of the Mosaic ATS liquidity eco-system, MOAT does not disclose the specific factors, weightings, formulas, or thresholds used in the MERIT scoring and rating framework. To preserve the integrity and value proposition of the MERIT scoring and rating system MOAT may revise the factors, weightings, formulas, or thresholds involved. Any such revisions to the factors, weightings, or formulas used for scoring, or the thresholds used for ratings, go into effect the following trading session and are universally applied before the trading session begins. Once set, these MERIT ratings will not be changed intraday.

Level 1 Trade Eligibility and Priority

A Level 1 Trade occurs when both Subscriber orders are classified as Investor, and both sides satisfy the Mosaic ATS trade eligibility criteria.

As noted in Part III Item 7.a., User Urgency is a mapped value based on a calculation of expected participation rate over the life of the parent order a Subscriber is executing in the broader market. It is a required order parameter native to the Mosaic ATS that Subscribers must supply on an order-by-order basis in accordance with the ATS's FIX Specifications. Specifically, upon order entry, Subscribers must supply one of the following three values for User Urgency: Low, Medium, or High.

The User Urgency values supplied by a Subscriber for orders classified as Investor are subject to verification by the MERIT scoring and rating system. MOAT utilizes the MERIT rating to determine trade eligibility between Subscriber orders classified as Investor in Level 1 Trades.

When two Subscriber orders on the opposite side of the same symbol have identical User Urgency values that have been verified by MERIT rating, they are eligible to trade. When two Subscriber orders on the opposite side of the same symbol do not have identical User Urgency values verified by MERIT rating, Mosaic ATS refers to Contra Category to determine trade eligibility.

As noted in Part III Item 7.a., Contra Category allows a Subscriber, on an order-by-order basis, to restrict interaction with orders from counterparties that have a relatively higher User Urgency that has been verified by MERIT. In accordance with the ATS's FIX Specifications, upon order entry, a Subscriber can provide one of the following three values for Contra Category: 'a', 'b', or 'c'.

'a' - The Subscriber order can only interact with Subscriber orders from counterparties with an identical or relatively lower User Urgency (e.g., Low versus Low) that has been verified by MERIT rating.
'b' - The Subscriber order can only interact with Subscriber orders from counterparties that have an identical User Urgency, relatively lower User Urgency, or one User Urgency relatively higher (e.g., Low versus Medium), all of which are subject to verification by MERIT rating.
'c' - The Subscriber order does not restrict interaction with Subscriber orders from counterparties.

Contra Category is not a required parameter. If Contra Category is not provided on an order entered by a Subscriber, the Contra Category will be defaulted as 'a', in accordance with the ATS's FIX Specifications.

Level 1 Investor Priority

When multiple Subscriber orders classified as Investor satisfy trade eligibility criteria for a Level 1 Trade, match priority determines a tiebreaker in the following sequence:

1. Broker: An Investor order interacting with the same Subscriber as the counterparty has priority.
2. User Urgency: An Investor order with a higher User Urgency value has priority over a Subscriber order with a lower User Urgency value.

3. Contra Category: An Investor order willing to interact with higher User Urgency counterparties has priority (e.g., Contra Category 'c' has priority over Contra Category 'a').
4. Time: An Investor order with an earlier timestamp on the Mosaic ATS order book has priority.

MERIT scoring and rating verifies the User Urgency supplied by the Subscriber for orders classified as Investor. If the MERIT rating differs from the User Urgency supplied by the Subscriber, the MERIT rating will determine match priority.

Level 2 Trade Eligibility and Priority

A Level 2 Trade occurs when one Subscriber order is classified as Investor, and the other Subscriber order is classified as Risk Provider, and both sides satisfy the Mosaic ATS trade eligibility criteria.

For Subscriber orders classified as Investor, the MERIT rating will determine one of the following trade eligibility scenarios:

(1) Investor order is ineligible for a Level 2 Trade with a rating of Ineligible.
(2) Investor order is eligible for a Level 2 Trade with a rating of Eligible.

For Subscriber orders classified as Risk Provider, the MERIT rating will determine one of the following trade eligibility scenarios:

(1) Risk Provider order is ineligible for a Level 2 Trade with a rating of Ineligible.
(2) Risk Provider order is eligible for a Level 2 Trade with a rating of Eligible or Top Tier Eligible.

If both an Investor order is rated as Eligible and Risk Provider order is rated as Eligible or Top Tier Eligible for a Level 2 Trade, the orders are eligible to trade.

Level 2 Investor Priority

When multiple Subscriber orders classified as Investor satisfy trade eligibility criteria for a Level 2 Trade, match priority determines a tiebreaker in the following sequence:

1. Broker: An Investor order interacting with the same Subscriber as the counterparty has priority.
2. User Urgency: An Investor order with a higher User Urgency value has priority over a Subscriber order with a lower User Urgency value.
3. Contra Category: An Investor order willing to interact with higher User Urgency counterparties has priority. (e.g., Contra Category 'c' has priority over Contra Category 'a')
4. Time: An Investor order with an earlier timestamp on the Mosaic ATS order book has priority.

MERIT scoring and rating verifies the User Urgency supplied by the Subscriber for orders classified as Investor. If the MERIT rating differs from the Subscriber-supplied User Urgency value, the MERIT rating will determine match priority.

Level 2 Risk Provider Priority

Risk Provider workflows are scored and rated by MERIT (i.e., Eligible, Top Tier Eligible, or Ineligible) for match priority in Level 2 Trades.

When multiple Subscriber orders classified as Risk Provider satisfy trade eligibility criteria for a Level 2 Trade, match priority determines a tiebreaker in the following sequence:

1. Risk Provider Tier: A Risk Provider order rated as Top Tier Eligible has priority over an order rated as Eligible.
2. Broker: A Risk Provider order interacting with the same Subscriber as the counterparty has priority.
3. Liquidity Grade: A Risk Provider order with a 'Liquidity Grade' designation (as defined below) has priority.
4. Order Size: A Risk Provider order with a larger order quantity has priority over a Subscriber order with a smaller order quantity.
5. Time: A Risk Provider order with an earlier timestamp on the Mosaic ATS order book has priority.

Liquidity Grade is a dynamic designation determined throughout the trading session on a symbol-by-symbol basis, based on a set of factors (the "Liquidity Grade Factors"). The Liquidity Grade Factors include the historical frequency of liquidity provided in the symbol, the historical average depth of liquidity provided in the symbol, and recency of the liquidity provided by a Risk Provider to a counterparty order in the particular symbol during the trading day.

At the start of each trading session, after the initial Level 2 Trade in a given symbol, a Liquidity Grade designation is assigned to one Risk Provider workflow in that symbol. After each subsequent Level 2 Trade in a given symbol, the Liquidity Grade designation in that symbol is updated (i.e., the Liquidity Grade could be assigned to a different Risk Provider workflow based on the Liquidity Grade Factors). Liquidity Grade serves as a priority tiebreaker for Risk Providers when multiple orders satisfy trade eligibility criteria in a Level 2 Trade. Higher Liquidity Grade Factors allow a Risk Provider to achieve the Liquidity Grade designation, which in turn allows the Risk Provider to achieve priority.

Subscribers classified as Risk Providers are not notified of their Liquidity Grade or any information regarding the designation, either in real-time or at any other point in time on trade date. However, MOAT will make reasonable efforts to provide Subscribers classified as Risk Providers with historical data and statistics attributable to their Liquidity Grade designation, on a monthly basis.

To prevent reverse engineering and to protect the quality of the Mosaic ATS liquidity eco-system, MOAT does not disclose the specific factors, weightings, formulas, or thresholds used in the Liquidity Grade designation.

To preserve the integrity and value proposition of the Liquidity Grade designation, MOAT may revise the factors, weightings, formulas, or thresholds involved. Any such revisions are uniformly applied to all Risk Provider workflows for Level 2 Trades.

Any such revision to the factors, weightings, formulas or thresholds used for the Liquidity Grade designation go into effect before the following trading session across all symbols, and are applied upon the first Level 2 Trade of the trading session in a particular symbol (as well as updated intraday after each Level 2 Trade in the symbol). Once the ATS assigns or updates a Liquidity Grade, MOAT will not override it.

Level 3 Trade Eligibility and Priority

A Level 3 Trade occurs when both Subscriber orders are classified as Risk Provider and both sides meet the trade eligibility criteria.

For each Subscriber order classified as Risk Provider, the MERIT rating will determine one of the following trade eligibility scenarios:

(1) Risk Provider order is ineligible for a Level 3 Trade with a rating of Ineligible.
(2) Risk Provider order is eligible for a Level 3 Trade with a rating of Eligible or Top Tier Eligible.

If both Subscriber orders are classified as Risk Provider and their orders are determined Eligible or Top Tier Eligible for a Level 3 Trade by MERIT rating, they are eligible to trade.

Level 3 Risk Provider Priority

When multiple Subscriber orders classified as Risk Provider satisfy trade eligibility criteria for a Level 3 Trade, priority determines a tiebreaker in the following sequence:

1. Risk Provider Tier: A Subscriber order rated as Top Tier Eligible has priority over an order rated as Eligible.
2. Time: A Subscriber order with an earlier timestamp on the Mosaic ATS order book has priority.
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ORDER INSTRUCTIONS:

Minimum Executable Quantity - Mosaic ATS supports the use of a MinQty instruction, allowing Subscribers to specify a minimum number of shares that must be available from a single contra-side order to allow an execution. Subscribers may apply MinQty on an order-by-order basis.

Mosaic ATS does not aggregate multiple contra-side orders to satisfy a MinQty instruction. For instance, if a Subscriber submits an order with a MinQty of 400 shares, that order will only execute against a single contra-side order offering 400 shares or larger. Smaller contra orders will not be combined to meet the MinQty.

Subscribers may use the MinQtyInstruction tag to specify how an order should behave if the remaining ("leaves") quantity falls below the MinQty threshold:

1. A (All or None): The order converts to "All or None" ("AON") if the leaves quantity is less than the specified MinQty.
2. M (Cancel): The leaves quantity is canceled if it falls below the specified MinQty.

If no specific instruction is provided, the ATS's default behavior is to convert the order to AON when the remaining (leaves) quantity is insufficient to satisfy the MinQty condition.

Self-Trade Prevention ("STP") - Mosaic ATS provides Subscribers with the ability to prevent executions between orders entered by the same Subscriber for regulatory or risk management purposes (e.g., to avoid wash trades). Subscribers may enable the STP feature on an order-by-order basis. When active, STP prevents two orders from the same designated Subscriber MPID, or from orders sharing the same permissible field and value, from matching within the ATS.

For Subscribers classified as Investors, the STP feature may also be extended to prevent a Sub-Customer from matching with itself or other designated Sub-Customers on the Mosaic ATS. STP functionality for Sub-Customers requires Subscribers to establish de-identified Sub-Customer profiles with MOAT in accordance with Mosaic ATS system access requirements.

Locked/Crossed Markets - Mosaic ATS does not execute orders during locked or crossed markets.

Errors - In the event of a Mosaic ATS system failure, an error on the part of a Subscriber, or an error with the Constructed NBBO used to price matches on the ATS, a Registered Principal of MOAT will determine the best course of action in accordance with internal error policy. The Registered Principal will consider the circumstances of the matched trade in his or her determination of whether to cancel both sides of the matched trade, adjust the price, or let the matched trade stand. In the event of a corrective transaction in which a trade needs to be adjusted or canceled, MOAT will contact the Subscribers involved to inform them of the ruling.

In the event of a clearly erroneous trade (as defined by FINRA Rule ~~11891~~**11892** - Clearly Erroneous Transactions in Exchange Listed Securities), a Registered Principal of MOAT ~~may determine to~~**will** cancel the matched trade for both sides.

MOAT may use a designated error account to facilitate corrective transactions through its clearing broker. Under no circumstances will a corrective transaction result in a principal order from MOAT being traded in the Mosaic ATS.

Timestamps - The Mosaic ATS timestamps all orders upon receipt and records executions at the precise time they occur, measured in microseconds.

Part III: Manner of Operations

Item 23: Market Data

Item 23(a)

Response:

Mosaic ATS executes orders using the Constructed NBBO. Ocean builds the Constructed NBBO using a combination of fully redundant direct market data feeds and market data disseminated by the SIPs. ~~Direct~~**Specifically, Ocean uses direct market data** feeds ~~are consumed~~ for all exchanges **other than Long-Term Stock Exchange, 24X National Exchange, and the Texas Stock Exchange, for which the Constructed NBBO uses market data disseminated by the SIPs**.

The Constructed NBBO is used to determine the midpoint price at which Mosaic ATS executes orders. MOAT continuously monitors and arbitrates between the SIP and direct feeds based on the detection of any market data latency or feed anomalies. In the event of an issue with the Constructed NBBO, transactions on Mosaic ATS are priced solely using the NBBO disseminated by the SIPs. Ocean maintains full network-redundant SIP feeds as a secondary NBBO source to ensure data resiliency and continuity.